EXHIBIT 99.1

Huazhu Group Limited Reports Second Quarter of 2018 Financial Results

  A total of 3,903 hotels or 393,417 hotel rooms in operation as of June 30, 2018.
  Net revenues increased 25.9% year-over-year from RMB2,002.4 million to RMB2,521.3 million (US$381.0 million) [1] for the second quarter of 2018, hitting high-end of Q2 revenue guidance.
  Income from operations increased 53.2% year-over-year from RMB438.0 million to RMB671.0 million (US$101.4 million) for the second quarter of 2018. The operating margin improved from 21.9% to 26.6%.
  Net income attributable to Huazhu Group Limited was RMB338.4 million (US$51.1 million) for the second quarter of 2018, compared with RMB386.1 million for the second quarter of 2017. Excluding unrealized losses from fair value changes of equity securities and share based compensation, adjusted net income attributable to Huazhu Group Limited (non-GAAP) increased 38.7% year over year from RMB402.1 million to RMB557.8 million (US$84.3 million) for the second quarter of 2018.
  Excluding unrealized losses from fair value changes of equity securities and share based compensation, adjusted EBITDA (non-GAAP) increased 35.1% year-over-year from RMB714.4 million to RMB965.0 million (US$145.8 million) for the second quarter of 2018.
  The Company provides guidance for Q3 2018 net revenues growth of 10.5%-12.5% year over year, and maintains the full year net revenues growth estimate range of 18%-22%.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00= RMB6.6171 on June 29, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

SHANGHAI, China, Aug. 22, 2018 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter of 2018 Operational Highlights

  During the second quarter of 2018, Huazhu opened 147 hotels, including 7 leased (“leased-and-operated”) hotels and 140 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 61 hotels, including 7 leased hotels and 54 manachised and franchised hotels, during the second quarter of 2018. This was mainly due to:

  a)  The Company's strategic focus to upgrade the quality of the product and service. The Company closed 2 hotels for brand upgrade purposes and permanently removed 15 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing and Hi Inn brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.

  b)  Property related issues, including rezoning, and expiry of leases, which resulted in the closure of 29 hotels.

  c)  Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 15 hotels.
  As of June 30, 2018, the Company had 673 leased hotels, 3,024 manachised hotels, and 206 franchised hotels in operation in 384 cities. The number of hotel rooms in operation totaled 393,417, an increase of 9.4% from a year ago.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB226 in the second quarter of 2018, compared with RMB199 in the second quarter of 2017 and RMB207 in the previous quarter. The year-over-year increase of 13.8% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of mid- and up-scale hotels with higher ADR in the Company’s brand mix. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 89.6% in the second quarter of 2018, compared with 90.1% in the second quarter of 2017 and 83.7% in the previous quarter. The year-over-year decrease of 0.5 percentage point was due to an increase in the proportion of mid- and up-scale hotels with lower average occupancy rate compared to the economy hotels, as well as more newly added mid- and up-scale hotels that were still under the ramp-up period. The sequential increase was mainly due to seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation, was RMB203 in the second quarter of 2018, compared with RMB179 in the second quarter of 2017 and RMB173 in the previous quarter. The year-over-year increase of 13.2% was attributable to higher ADR. The sequential increase was mainly due to seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB194 for the second quarter of 2018, representing a 7.9% increase from RMB180 for the second quarter of 2017, with a 7.5% increase in ADR and a 0.3-percentage-point increase in occupancy rate. The economy hotels registered an 8.0% same-hotel RevPAR improvement, driven by an 8.1% increase in ADR. The midscale and upscale hotels recorded a 7.2% same-hotel RevPAR improvement, driven by a 4.8% increase in ADR and a 2.0-percentage-point increase in occupancy rate. Crystal Orange Hotels were not included in the same-hotel RevPAR statistics as they have not been in Huazhu system for 18 months.

  As of June 30, 2018, the Company’s loyalty program had approximately 113 million members, who contributed approximately 75% of room nights sold during the second quarter of 2018 and approximately 86% of room nights were sold through the Company’s own direct channels.

“We are excited about the strong performance in the second quarter. Our same-hotel RevPAR grew by 7.9% year-over-year despite a high comparison base during the same period in 2017. The strong demand allowed us to drive higher room rates while maintaining occupancy rate as high as 92.2% for our mature hotels. Our hotel expansion is also well on track. In the first half of 2018, we opened a total of 274 hotels (gross opening) with 65% under mid- and up-scale brands. The number of hotels in pipeline reached 839, a record high number,” commented Ms. Jenny Zhang, Chief Executive Officer of Huazhu.

“In addition, the developments of our acquired brands were also very remarkable. For example, we have refreshed Mercure hotel layout tailored to the taste of the Chinese middle-class customers. We have also improved the Mercure brand’s operating model so that it is ready for fast expansion by improving the RevPar performances and costs efficiencies since we took over the brand in early 2016. The integration of Crystal Orange is successful as evidenced by fast expansion, strong RevPAR growth and cost synergies from headquarters and hotels,” added Ms. Zhang. “A week ago, we announced the acquisition of Blossom Hill Hotels and Resorts. Blossom Hill is a reputable upscale holiday and resort brands in China, which will further enrich our brand portfolio, catering to an increasing population of Chinese customers looking for quality stays during their holidays.”

Second Quarter of 2018 Financial Results
Since the first quarter of 2018, the Company adopted new revenue recognition standards and all prior year numbers are restated using the new standards. Please see the “Adoption of New Revenue Recognition Accounting Standards” section of this release for more information.

(RMB in thousands)	Q2 2017	Q1 2018	Q2 2018
Revenues:
Leased and owned hotels	1,541,383	1,575,977	1,899,707
Manachised and franchised hotels	450,461	508,792	615,976
Others	10,512	6,455	5,597
Net revenues	2,002,356	2,091,224	2,521,280

Net revenues for the second quarter of 2018 were RMB2,521.3 million (US$381.0 million), representing a 25.9% year-over-year increase and a 20.6% sequential increase. The year-over-year increase was primarily due to our hotel network expansion, improved blended RevPAR and the acquisition of Crystal Orange Hotels. The sequential increase was due to seasonality.

Net revenues from leased and owned hotels for the second quarter of 2018 were RMB1,899.7 million (US$287.1 million), representing a 23.2% year-over-year increase and a 20.5% sequential increase.

Net revenues from manachised and franchised hotels for the second quarter of 2018 were RMB616.0 million (US$93.1 million), representing a 36.7% year-over-year increase and a 21.1% sequential increase. Net revenues from manachised and franchised hotels accounted for 24.4% of the Company’s net revenues in the second quarter of 2018, up from 22.5% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from Huazhu mall and the provision of IT products and services to hotels, totaling RMB5.6 million (US$0.8 million) in the second quarter of 2018.

(RMB in thousands)	Q2 2017	Q1 2018	Q2 2018
Operating costs and expenses:
Hotel operating costs	1,348,269	1,506,035	1,575,100
Other operating costs	3,739	2,842	2,137
Selling and marketing expenses	63,126	65,826	83,090
General and administrative expenses	135,689	158,752	189,514
Pre-opening expenses	43,134	75,271	65,612
Total operating costs and expenses	1,593,957	1,808,726	1,915,453

Hotel operating costs for the second quarter of 2018 were RMB1,575.1 million (US$238.0 million), compared to RMB1,348.3 million in the second quarter of 2017, representing a 16.8% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2018 were RMB1,568.1 million (US$237.0 million), representing 62.2% of net revenues, compared to 67.1% for the second quarter in 2017 and 71.8% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and increased proportion of manachised and franchised hotels.

Selling and marketing expenses for the second quarter of 2018 were RMB83.1 million (US$12.6 million), compared to RMB63.1 million in the second quarter of 2017 and RMB65.8 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2018 were RMB82.8 million (US$12.5 million), or 3.3% of net revenues, compared to 3.2% for the second quarter of 2017 and 3.0% for the previous quarter.

General and administrative expenses for the second quarter of 2018 were RMB189.5 million (US$28.6 million), compared to RMB135.7 million in the second quarter of 2017 and RMB158.8 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2018 were RMB178.2 million (US$26.9 million), representing 7.1% of net revenues, compared with 6.2% of net revenues in the second quarter of 2017 and 7.1% in the previous quarter. The year-over-year increase in percentage was mainly due to increase in personnel cost relating to new hotel developments, design, information technology, and a quarterly accrual of a long-term profit sharing bonus. In 2017, we accrued the entire sum of the long-term profit sharing bonus in Q4 2017.

Pre-opening expenses for the second quarter of 2018 were RMB65.6 million (US$9.9 million), representing a 52.1% year-over-year increase and a 12.8% sequential decrease. The year-over-year increase was mainly due to more midscale or upscale leased hotels were under construction in the second quarter of 2018.

Other operating income, net for the second quarter of 2018 were RMB65.2 million (US$9.9 million), compared to RMB29.6 million in the second quarter of 2017 and RMB24.1 million in the previous quarter. The year-over-year increase was mainly due to a RMB35.0 million compensation received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction.

Income from operations for the second quarter of 2018 was RMB671.0 million (US$101.4 million), representing a 53.2% year-over-year increase and a 118.9% sequential increase. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2018 was RMB689.7 million (US$104.2 million), compared to adjusted income from operation (non-GAAP) of RMB454.0 million for the second quarter of 2017 and RMB323.7 million for the previous quarter. The operating margin, defined as income from operations as percentage of net revenues, for the second quarter of 2018 was 26.6%, compared with 21.9% in the second quarter of 2017 and 14.7% in the previous quarter. The improved year-over-year operating margin was mainly attributable to the improved blended RevPAR and asset-light strategy.

Other income, net for the second quarter of 2018 was RMB195.0 million (US$29.5 million), compared to other income, net of RMB74.3 million for the second quarter of 2017 and other expense, net of RMB8.8 million for the previous quarter. The year-over-year increase was mainly due to gross dividends received from AccorHotels of RMB103.8 million (US$15.7 million).

Unrealized losses from fair value changes of equity securities for the second quarter of 2018 was RMB200.8 million (US$30.3 million), compared to RMB 136.7 million in the previous quarter. Unrealized losses from fair value changes of equity securities mainly represents the unrealized losses from our investment in equity securities with readily determinable fair values, such as AccorHotels and Quanjude. According to ASU 2016-01 which was effective from January 1, 2018, we are required to reflect the unrealized gains (losses) from fair value changes related to equity investment (except equity method investment) in net income. The unrealized losses from equity securities in the second quarter of 2018 were due to the lower share prices at end of the second quarter of 2018 compared to those at end of the first quarter of 2018. The unrealized gains (losses) will have a significant impact on our GAAP net income going forward.

Net income attributable to Huazhu Group Limited for the second quarter of 2018 was RMB338.4 million (US$51.1 million), compared to RMB386.1 million in the second quarter of 2017 and RMB128.5 million in the previous quarter. Excluding share-based compensation expenses and the unrealized losses from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the second quarter of 2018 was RMB557.8 million (US$84.3 million), representing a 38.7% year-over-year increase and a 97.6% sequential increase.

Basic and diluted earnings per share/ADS. For the second quarter of 2018, basic earnings per share were RMB1.20 (US$0.18) and diluted earnings per share were RMB1.14 (US$0.17). For the second quarter of 2018, excluding share-based compensation expenses and unrealized losses from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.98 (US$0.30) and adjusted diluted earnings per share (non-GAAP) were RMB1.87 (US$0.28).

EBITDA (non-GAAP) for the second quarter of 2018 was RMB745.6 million (US$112.7 million), compared with RMB698.4 million in the second quarter of 2017 and RMB405.9 million in the previous quarter. Excluding share-based compensation expenses and unrealized losses from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the second quarter of 2018 was RMB965.0 million (US$145.8 million), compared with RMB714.4 million for the second quarter of 2017 and RMB559.7 million for the previous quarter.

Cash flow. Operating cash inflow for the second quarter of 2018 was RMB1,140.0 million (US$172.3 million). Investing cash outflow for the second quarter of 2018 was RMB193.8 million (US$29.3 million).

Cash and cash equivalents and Restricted cash. As of June 30, 2018, the Company had a total balance of cash and cash equivalents and restricted cash of RMB4,486.9 million (US$678.1 million).

Debt financing. As of June 30, 2018, the Company had a total debt balance of RMB8,274.3 million (US$1,250.4 million) and the unutilized credit facility available to the Company was RMB1,589.3 million.

Adoption of New Revenue Recognition Accounting Standards
The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018 on a full retrospective basis in the condensed consolidated financial statements. As such, prior period results have been adjusted to reflect the adoption of ASU 2014-09.

The most meaningful impacts of the adoption of ASU 2014-09 are as follows:
Under previous guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Company had fulfilled its commitments and obligations. Upon adoption of new revenue standards the one-time franchise fee will be recognized over the term of the franchise contract.

Under previous guidance, the Company adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties.

Acquisition of Blossom Hill
In August 2018, Huazhu entered into share transfer agreements with Beijing Tsingpu Travel Culture Development Co., Ltd. and Suzhou Tiancheng Jiaqi Tourism Industry Investment LLP, two shareholders of Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd. (“Blossom Hill”), to acquire 71.2% of outstanding shares of Blossom Hill for a total consideration of approximately RMB462.9 million in cash. The acquisition is subject to customary closing conditions and is expected to be completed on or around August 31, 2018. Upon completion of the acquisition, Huazhu will own an aggregate of 82.5% of the shares of Blossom Hill, and Blossom Hill Hotels & Resorts will become part of Huazhu’s hotel network.

Blossom Hill is a boutique hotel and resort operator founded in 2009, with its roots in Lijiang, Yunan Province. As of July 31, 2018, Blossom Hill Hotels & Resorts had 22 hotels or 590 rooms in operation and 12 hotels in pipeline, spanning across 10 tourist cities in China, including Lijiang, Suzhou, Hangzhou, Ningbo and Shangri-La. The price range for Blossom Hill is between RMB600 – RMB1,500 per room/night.

Considering the realization of the future earnings from the pipeline hotels, and revenue and costs synergies after integration into Huazhu operating platform, the purchase valuation represents an EBITDA multiple of approximately 13 times.

Guidance
The Company expects net revenues for the third quarter to grow 10.5%-12.5% year-over-year. For the full year of 2018, the Company reaffirms the net revenues growth range of 18%-22%. Considering the acquisition of Blossom Hill, the full year target for gross hotel opening has been revised upwards from 650-700 to 680-730. As part of our quality control exercise, we will also tighten up our quality control by terminating certain franchisees who fail to maintain quality standards through product upgrades and procuring from the authorized suppliers through Huazhu centralized procurement platform. In this connection, we will also revise-up the full year target for hotel closure from 200 to 240.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu Group’s management will host a conference call at 9 p.m. ET, Wednesday, August 22, 2018 (or 9 a.m. on Thursday, August 23, 2018 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 1559907.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 29, 2018. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 1559907.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of June 30, 2018, the Company had 3,903 hotels or 393,417 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2018, Huazhu Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2017	June 30, 2018
	RMB	RMB	US$

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	3,474,719	4,146,471	626,630
Restricted cash	481,348	340,439	51,448
Short-term investments	129,911	108,984	16,470
Accounts receivable, net	162,910	204,840	30,956
Loan receivables	380,580	115,660	17,479
Amounts due from related parties	118,537	124,081	18,751
Prepaid rent	659,973	562,048	84,939
Inventories	24,006	30,139	4,555
Other current assets	329,140	357,850	54,080
Total current assets	5,761,124	5,990,512	905,308

Property and equipment, net	4,522,878	4,676,562	706,739
Intangible assets, net	1,643,972	1,624,259	245,464
Land use rights	140,108	137,413	20,766
Long-term investments	2,361,969	5,889,394	890,026
Goodwill	2,264,758	2,264,758	342,259
Loan receivables	42,330	123,924	18,728
Other assets	364,660	362,560	54,791
Deferred tax assets	405,975	399,424	60,362
Total assets	17,507,774	21,468,806	3,244,443

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	130,815	290,132	43,846
Accounts payable	766,565	810,151	122,433
Amounts due to related parties	36,890	175,338	26,498
Salary and welfare payables	427,070	343,935	51,977
Deferred revenue	942,651	1,028,480	155,428
Accrued expenses and other current liabilities	1,249,032	1,348,283	203,756
Income tax payable	218,238	126,077	19,053
Total current liabilities	3,771,261	4,122,396	622,991

Long-term debt	4,921,774	7,984,121	1,206,589
Deferred rent	1,380,484	1,427,450	215,721
Deferred revenue	398,303	407,484	61,581
Other long-term liabilities	380,578	403,942	61,045
Deferred tax liabilities	422,090	417,439	63,085
Total liabilities	11,274,490	14,762,832	2,231,012

Equity:
Ordinary shares	212	213	32
Treasury shares	(107,331)	(107,331)	(16,220)
Additional paid-in capital	3,624,135	3,667,568	554,256
Retained earnings	2,512,719	3,020,310	456,440
Accumulated other comprehensive income	167,965	85,754	12,960
Total Huazhu Group Limited shareholders' equity	6,197,700	6,666,514	1,007,468
Noncontrolling interest	35,584	39,460	5,963
Total equity	6,233,284	6,705,974	1,013,431
Total liabilities and equity	17,507,774	21,468,806	3,244,443

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$

	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,541,383	1,575,977	1,899,707	287,090
Manachised and franchised hotels	450,461	508,792	615,976	93,089
Others	10,512	6,455	5,597	846
Net revenues	2,002,356	2,091,224	2,521,280	381,025

Operating costs and expenses:
Hotel operating costs:
Rents	(502,353)	(564,372)	(585,283)	(88,450)
Utilities	(69,941)	(125,534)	(76,263)	(11,525)
Personnel costs	(329,025)	(375,935)	(421,573)	(63,710)
Depreciation and amortization	(185,419)	(211,111)	(219,122)	(33,115)
Consumables, food and beverage	(137,139)	(144,432)	(169,893)	(25,675)
Others	(124,392)	(84,651)	(102,966)	(15,561)
Total hotel operating costs	(1,348,269)	(1,506,035)	(1,575,100)	(238,036)
Other operating costs	(3,739)	(2,842)	(2,137)	(323)
Selling and marketing expenses	(63,126)	(65,826)	(83,090)	(12,557)
General and administrative expenses	(135,689)	(158,752)	(189,514)	(28,640)
Pre-opening expenses	(43,134)	(75,271)	(65,612)	(9,915)
Total operating costs and expenses	(1,593,957)	(1,808,726)	(1,915,453)	(289,471)
Other operating income (expense), net	29,619	24,088	65,209	9,855
Income from operations	438,018	306,586	671,036	101,409
Interest income	21,792	34,193	39,000	5,894
Interest expense	(15,870)	(51,457)	(58,827)	(8,890)
Other income (expense), net	74,312	(8,836)	194,989	29,467
Unrealized gains (losses) from fair value changes of equity securities	-	(136,680)	(200,763)	(30,340)
Foreign exchange gain (loss)	(4,577)	30,012	(131,646)	(19,895)
Income before income taxes	513,675	173,818	513,789	77,645
Income tax expense	(129,011)	(44,465)	(163,575)	(24,720)
(Loss) from equity method investments	(978)	(3,560)	(10,663)	(1,611)
Net income	383,686	125,793	339,551	51,314
Less: net loss (income) attributable to noncontrolling interest	2,437	2,731	(1,124)	(170)
Net income attributable to Huazhu Group Limited	386,123	128,524	338,427	51,144

Other comprehensive income
Unrealized securities holding gains, net of tax	(13,511)	-	-	-
Reclassification of gains realized to net income, net of tax	(1,545)	-	-	-
Foreign currency translation adjustments, net of tax	46,190	125,174	(166,745)	(25,199)
Comprehensive income	414,820	250,967	172,806	26,115
Comprehensive loss (income) attributable to noncontrolling interest	2,437	2,731	(1,124)	(170)
Comprehensive income attributable to Huazhu Group Limited	417,257	253,698	171,682	25,945

Earnings per share/ADS[2]:
Basic	1.38	0.46	1.20	0.18
Diluted	1.34	0.44	1.14	0.17

Weighted average number of shares used in computation:
Basic	279,101	280,701	281,495	281,495
Diluted	288,316	293,243	303,963	303,963

____________________________
2 As of May 25, 2018, the company changed its ADS to its ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, the company recalculated earnings per ADS of the previous quarter using the new ratio.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	383,686	125,793	339,551	51,314
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	16,021	17,129	18,630	2,815
Depreciation and amortization	189,210	215,671	223,815	33,824
Amortization of issuance cost of convertible senior notes	-	7,958	6,455	976
Deferred taxes	(2,088)	2,672	(429)	(65)
Bad debt expenses	601	542	741	112
Deferred rent	48,485	23,882	29,181	4,410
Loss (Gain) from disposal of property and equipment	11,388	(460)	(5,762)	(871)
Impairment loss	44,439	-	-	-
Loss from equity method investments	978	3,560	10,663	1,611
Investment (income) loss	(37,773)	137,126	267,239	40,387
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(4,904)	(36,160)	(13,166)	(1,990)
Prepaid rent	3,770	96,452	1,472	223
Inventories	(4,697)	(3,210)	(2,950)	(446)
Amounts due from related parties	(3,553)	(11,574)	11,967	1,809
Other current assets	4,362	13,857	(34,287)	(5,182)
Other assets	(14,403)	13,044	(10,943)	(1,654)
Accounts payable	1,432	(11,315)	8,618	1,302
Amounts due to related parties	(752)	(2,448)	20,366	3,078
Salary and welfare payables	57,289	(183,447)	101,500	15,339
Deferred revenue	(7,461)	58,644	35,499	5,365
Accrued expenses and other current liabilities	33,224	51,030	102,041	15,421
Income tax payable	83,089	(119,020)	26,859	4,059
Other long-term liabilities	11,886	20,453	2,974	449
Net cash provided by operating activities	814,229	420,179	1,140,034	172,286

Investing activities:
Purchases of property and equipment	(156,840)	(370,977)	(160,555)	(24,263)
Purchases of intangibles	(247)	-	(1,441)	(218)
Amount received as a result of government zoning	-	2,528	4,660	704
Acquisitions, net of cash received	(2,980,236)	-	(39,042)	(5,900)
Proceeds from disposal of subsidiary and branch, net of cash disposed	-	1,185	4,667	705
Purchases of long-term investments	(216,917)	(3,789,845)	(152,808)	(23,093)
Proceeds from maturity/sale of long-term investments	87,593	2,182	105,207	15,899
Payment for shareholder loan to equity investees	(775)	(6,240)	-	-
Collection of shareholder loan from joint venture	48,500	-	-	-
Payment for the origination of loan receivables	(47,000)	(132,170)	(49,500)	(7,480)
Proceeds from collection of loan receivables	4,526	270,026	94,970	14,352
Net cash used in investing activities	(3,261,396)	(4,023,311)	(193,842)	(29,294)

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	4,428	47	11,959	1,807
Proceeds from short-term bank borrowings	135,488	220,000	70,000	10,579
Repayment of short-term bank borrowings	(266,764)	-	(128,288)	(19,387)
Proceeds from long-term bank borrowings	3,633,174	3,450,652	-	-
Repayment of long-term bank borrowings	-	-	(507,207)	(76,651)
Funds advanced from noncontrolling interest holders	13,950	-	5,630	851
Repayment of funds advanced from noncontrolling interest holders	(1,677)	(2,250)	(1,680)	(254)
Acquisition of noncontrolling interest	-	-	(2,091)	(316)
Proceeds from amounts due to related parties	-	86,371	16,786	2,537
Contribution from noncontrolling interest holders	6,631	4,070	757	114
Dividends paid to noncontrolling interest holders	(1,680)	(1,422)	(407)	(62)
Net cash provided by (used in) financing activities	3,523,550	3,757,468	(534,541)	(80,782)

Effect of exchange rate changes on cash and cash equivalents	(4,500)	(65,696)	30,552	4,617
Net increase (decrease) in cash and cash equivalents, and restricted cash	1,071,883	88,640	442,203	66,827
Cash, cash equivalents and restricted cash at the beginning of the period	2,375,992	3,956,067	4,044,707	611,251
Cash, cash equivalents and restricted cash at the end of the period	3,447,875	4,044,707	4,486,910	678,078

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,575,100	62.5%	6,964	0.3%	1,568,136	62.2%
Other operating costs	2,137	0.1%	-	0.0%	2,137	0.1%
Selling and marketing expenses	83,090	3.3%	322	0.0%	82,768	3.3%
General and administrative expenses	189,514	7.5%	11,344	0.4%	178,170	7.1%
Pre-opening expenses	65,612	2.6%	-	0.0%	65,612	2.6%
Total operating costs and expenses	1,915,453	76.0%	18,630	0.7%	1,896,823	75.3%
Income from operations	671,036	26.6%	18,630	0.7%	689,666	27.3%
		.
	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	238,036	62.5%	1,052	0.3%	236,984	62.2%
Other operating costs	323	0.1%	-	0.0%	323	0.1%
Selling and marketing expenses	12,557	3.3%	49	0.0%	12,508	3.3%
General and administrative expenses	28,640	7.5%	1,714	0.4%	26,926	7.1%
Pre-opening expenses	9,915	2.6%	-	0.0%	9,915	2.6%
Total operating costs and expenses	289,471	76.0%	2,815	0.7%	286,656	75.3%
Income from operations	101,409	26.6%	2,815	0.7%	104,224	27.3%

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,506,035	72.0%	5,038	0.2%	1,500,997	71.8%
Other operating costs	2,842	0.1%	-	0.0%	2,842	0.1%
Selling and marketing expenses	65,826	3.1%	1,120	0.1%	64,706	3.0%
General and administrative expenses	158,752	7.6%	10,971	0.5%	147,781	7.1%
Pre-opening expenses	75,271	3.6%	-	0.0%	75,271	3.6%
Total operating costs and expenses	1,808,726	86.4%	17,129	0.8%	1,791,597	85.6%
Income from operations	306,586	14.7%	17,129	0.8%	323,715	15.5%

	Quarter Ended June 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,348,269	67.3%	4,502	0.2%	1,343,767	67.1%
Other operating costs	3,739	0.2%	-	0.0%	3,739	0.2%
Selling and marketing expenses	63,126	3.2%	371	0.0%	62,755	3.2%
General and administrative expenses	135,689	6.8%	11,148	0.6%	124,541	6.2%
Pre-opening expenses	43,134	2.2%	-	0.0%	43,134	2.2%
Total operating costs and expenses	1,593,957	79.7%	16,021	0.8%	1,577,936	78.9%
Income from operations	438,018	21.9%	16,021	0.8%	454,039	22.7%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to Huazhu Group Limited (GAAP)	386,123	128,524	338,427	51,144
Share-based compensation expenses	16,021	17,129	18,630	2,815
Unrealized losses (gains) from fair value changes of equity securities	-	136,680	200,763	30,340
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	402,144	282,333	557,820	84,299

Earnings per share/ADS (GAAP)
Basic	1.38	0.46	1.20	0.18
Diluted	1.34	0.44	1.14	0.17

Adjusted earnings per share/ADS (non-GAAP)
Basic	1.44	1.01	1.98	0.30
Diluted	1.39	0.96	1.87	0.28

Weighted average number of shares used in computation
Basic	279,101	280,701	281,495	281,495
Diluted	288,316	293,243	303,963	303,963

	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to Huazhu Group Limited (GAAP)	386,123	128,524	338,427	51,144
Interest income	(21,792)	(34,193)	(39,000)	(5,894)
Interest expense	15,870	51,457	58,827	8,890
Income tax expense	129,011	44,465	163,575	24,720
Depreciation and amortization	189,210	215,671	223,815	33,824
EBITDA (non-GAAP)	698,422	405,924	745,644	112,684
Share-based compensation	16,021	17,129	18,630	2,815
Unrealized losses (gains) from fair value changes of equity securities	-	136,680	200,763	30,340
Adjusted EBITDA (non-GAAP)	714,443	559,733	965,037	145,839

Huazhu Group Limited
Operational Data
	As of
	June 30,	March 31,	June 30,
	2017	2018	2018
Total hotels in operation:	3,541	3,817	3,903
Leased and owned hotels	686	673	673
Manachised hotels	2,654	2,943	3,024
Franchised hotels	201	201	206
Total hotel rooms in operation	359,530	384,959	393,417
Leased and owned hotels	86,232	85,508	86,231
Manachised hotels	253,469	280,133	287,398
Franchised hotels	19,829	19,318	19,788
Number of cities	369	382	384

	For the quarter ended
	June 30,	March 31,	June 30,
	2017	2018	2018
Occupancy rate (as a percentage)
Leased and owned hotels	90.8%	85.6%	91.4%
Manachised hotels	90.8%	84.0%	89.8%
Franchised hotels	74.4%	69.8%	78.7%
Blended	90.1%	83.7%	89.6%
Average daily room rate (in RMB)
Leased and owned hotels	232	243	270
Manachised hotels	188	194	212
Franchised hotels	203	228	248
Blended	199	207	226
RevPAR (in RMB)
Leased and owned hotels	211	208	246
Manachised hotels	171	163	190
Franchised hotels	151	159	195
Blended	179	173	203

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter
	As of and for the quarter ended
	June 30,
	2017	2018
Total	2,866	2,866
Leased and owned hotels	559	559
Manachised hotels	2,307	2,307
Occupancy rate (as a percentage)	92.0%	92.2%
Average daily room rate (in RMB)	196	210
RevPAR (in RMB)	180	194

Huazhu Group Limited
Operational Data
	As of
	June 30,	March 31,	June 30,
	2017	2018	2018
Total hotels in operation:	3,541	3,817	3,903
Leased and owned hotels	686	673	673
Manachised hotels	2,654	2,943	3,024
Franchised hotels	201	201	206
Total hotel rooms in operation	359,530	384,959	393,417
Leased and owned hotels	86,232	85,508	86,231
Manachised hotels	253,469	280,133	287,398
Franchised hotels	19,829	19,318	19,788
Number of cities	369	382	384

	For the quarter ended
	June 30,	March 31,	June 30,
	2017	2018	2018
Occupancy rate (as a percentage)
Leased and owned hotels	90.8%	85.6%	91.4%
Manachised hotels	90.8%	84.0%	89.8%
Franchised hotels	74.4%	69.8%	78.7%
Blended	90.1%	83.7%	89.6%
Average daily room rate (in RMB)
Leased and owned hotels	232	243	270
Manachised hotels	188	194	212
Franchised hotels	203	228	248
Blended	199	207	226
RevPAR (in RMB)
Leased and owned hotels	211	208	246
Manachised hotels	171	163	190
Franchised hotels	151	159	195
Blended	179	173	203

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter
	As of and for the quarter ended
	June 30,
	2017	2018
Total	2,866	2,866
Leased and owned hotels	559	559
Manachised hotels	2,307	2,307
Occupancy rate (as a percentage)	92.0%	92.2%
Average daily room rate (in RMB)	196	210
RevPAR (in RMB)	180	194

Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation
	As of June 30, 2018	As of June 30, 2018
Economy hotels	2,857	259,504
HanTing Hotel	2,236	218,124
Leased hotels	428	49,474
Manachised hotels	1,804	168,272
Franchised hotels	4	378
Hi Inn	395	25,262
Leased hotels	29	2,661
Manachised hotels	317	19,717
Franchised hotels	49	2,884
Elan Hotel	218	15,277
Manachised hotels	188	13,381
Franchised hotels	30	1,896
Orange Hotel	8	841
Leased hotels	6	678
Manachised hotels	1	85
Franchised hotels	1	78
Midscale hotels and upscale hotels	1,046	133,913
JI Hotel	452	61,033
Leased hotels	91	16,230
Manachised hotels	359	44,601
Franchised hotels	2	202
Starway Hotel	177	16,884
Leased hotels	2	386
Manachised hotels	145	13,814
Franchised hotels	30	2,684
Joya Hotel	7	1,207
Leased hotels	4	677
Manachised hotels	2	374
Franchised hotels	1	156
Manxin Hotels & Resorts	17	1,594
Leased hotels	3	447
Manachised hotels	11	1,043
Franchised hotels	3	104
HanTing Premium Hotel	45	4,255
Leased hotels	17	1,819
Manachised hotels	28	2,436
ibis Hotel	112	14,588
Leased and owned hotels	19	3,423
Manachised hotels	51	5,589
Franchised hotels	42	5,576
ibis Styles Hotel	23	3,235
Leased hotels	1	102
Manachised hotels	20	2,811
Franchised hotels	2	322
Mercure Hotel	28	5,874
Leased hotels	4	910
Manachised hotels	19	4,123
Franchised hotels	5	841
Novotel Hotel	5	2,064
Manachised hotels	4	1,741
Franchised hotels	1	323
Grand Mercure Hotel	6	1,306
Leased hotels	1	317
Manachised hotels	3	618
Franchised hotels	2	371
Orange Selected	127	15,645
Leased hotels	48	6,289
Manachised hotels	54	6,487
Franchised hotels	25	2,869
Crystal Orange	47	6,228
Leased hotels	20	2,818
Manachised hotels	18	2,306
Franchised hotels	9	1,104
Total	3,903	393,417

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy	For the quarter ended June 30,		yoy	For the quarter ended June 30,		yoy
	2017	2018	2017	2018	change	2017	2018	change	2017	2018	change
Economy hotels	2,406	2,406	161	174	8.0%	172	186	8.1%	94.0%	93.8%	-0.1%
Leased hotels	459	459	168	189	12.2%	182	201	10.3%	92.2%	93.8%	1.7%
Manachised and franchised hotels	1,947	1,947	159	170	6.6%	168	181	7.4%	94.5%	93.8%	-0.7%
Midscale and upscale hotels	460	460	251	269	7.2%	297	312	4.8%	84.3%	86.3%	2.0%
Leased and owned hotels	100	100	313	332	6.1%	345	365	5.5%	90.6%	91.2%	0.5%
Manachised and franchised hotels	360	360	226	243	7.8%	276	289	4.5%	81.8%	84.3%	2.5%
Total	2,866	2,866	180	194	7.9%	196	210	7.5%	92.0%	92.2%	0.3%

Blossom Hill Hotels and Resorts
	Number of hotels	Number of rooms
In operation	22	590
Leased hotels	19	416
Manachised hotels	3	174
In pipeline	12
As of July 31, 2018